Exhibit 99.1

Daqo New Energy Announces Unaudited Fourth Quarter and Fiscal Year 2020 Results

Shanghai, China—March 9, 2021—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the fourth quarter and fiscal year of 2020.

Fourth Quarter 2020 Financial and Operating Highlights

•	Polysilicon production volume was 21,008 MT in Q4 2020, compared to 18,406 MT in Q3 2020
•	Polysilicon sales volume was 23,186 MT in Q4 2020, compared to 13,643 MT in Q3 2020
•	Polysilicon average total production cost(1) was $5.92/kg in Q4 2020, compared to $5.82/kg in Q3 2020
•	Polysilicon average cash cost(1) was $5.04/kg in Q4 2020, compared to $4.88/kg in Q3 2020
•	Polysilicon average selling price (ASP) was $10.79/kg in Q4 2020, compared to $9.13/kg in Q3 2020
•	Revenue was $247.7 million in Q4 2020, compared to $125.5 million in Q3 2020
•	Gross profit was $109.5 million in Q4 2020, compared to $45.3 million in Q3 2020. Gross margin was 44.2% in Q4 2020, compared to 36.0% in Q3 2020
•	Net income attributable to Daqo New Energy Corp. shareholders was $72.8 million in Q4 2020, compared to $20.8 million in Q3 2020
•	Earnings per basic American Depositary Share (ADS)(3) was $1.01 in Q4 2020, compared to $0.29 in Q3 2020
•	EBITDA (non-GAAP)(2) was $115.1 million in Q4 2020, compared to $51.6 million in Q3 2020. EBITDA margin (non-GAAP)(2) was 46.5% in Q4 2020, compared to 41.1% in Q3 2020
•	Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders was $77.3 million in Q4 2020, compared to $25.2 million in Q3 2020
•	Adjusted earnings per basic ADS(3) (non-GAAP)(2) was $1.07 in Q4 2020, compared to $0.35 in Q3 2020

	Three months ended
US$ millions except as indicated otherwise	Dec 31, 2020	Sep 30, 2020	Dec 31, 2019
Revenues	247.7	125.5	118.9
Gross profit	109.5	45.3	35.1
Gross margin	44.2%	36.0%	29.5%
Income from operations	98.0	33.3	30.1
Net income attributable to Daqo New Energy Corp. shareholders	72.8	20.8	20.1
Earnings per basic ADS(3) ($ per ADS)	1.01	0.29	0.29
Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders	77.3	25.2	24.5
Adjusted earnings per basic ADS(3) (non-GAAP)(2) ($ per ADS)	1.07	0.35	0.35
EBITDA (non-GAAP)(2)	115.1	51.6	45.4
EBITDA margin (non-GAAP)(2)	46.5%	41.1%	38.2%
Polysilicon sales volume (MT)	23,186	13,643	13,291
Polysilicon average total production cost ($/kg)(1)	5.92	5.82	6.38
Polysilicon average cash cost (excl. dep’n) ($/kg)(1)	5.04	4.88	5.47

Full Year 2020 Financial and Operating Highlights

•	Polysilicon production volume was 77,288 MT in 2020, compared to 41,556 MT in 2019
•	Polysilicon sales volume was 74,812 MT in 2020, compared to 38,110 MT in 2019
•	Revenue was $675.6 million in 2020, compared to $350.0 million in 2019
•	Gross profit was $234.0 million in 2020, compared to $80.1 million in 2019. Gross margin was 34.6% in 2020, compared to 22.9% in 2019
•	EBITDA (non-GAAP)(2) was $256.5 million in 2020, compared to $95.3 million in 2019
•	EBITDA margin (non-GAAP)(2) was 38.0% in 2020, compared to 27.2% in 2019
•	Net income attributable to Daqo New Energy Corp. shareholders was $129.2 million in 2020, compared to $29.5 million in 2019
•	Earnings per basic ADS was $1.82 in 2020, compared to $0.43 in 2019
•	Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders was $147.1 million in 2020, compared to $47.4 million in 2019
•	Adjusted earnings per basic ADS(3) (non-GAAP)(2) was $2.07 in 2020, compared to $0.70 in 2019

Notes:

(1)	Production cost and cash cost only refer to production in our Xinjiang polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon in Xinjiang divided by the production volume in the period indicated. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense, divided by the production volume in the period indicated.
(2)	Daqo New Energy provides EBITDA, EBITDA margins, adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.
(3)	ADS means American Depositary Share. On November 17, 2020, the Company effected a change of the ratio of its ADSs to ordinary shares from one (1) ADS representing twenty-five (25) ordinary shares to one (1) ADS representing five (5) ordinary shares. The earnings per ADS and number of ADS information has been retrospectively adjusted to reflect the change for all periods presented.

Management Remarks

Mr. Longgen Zhang, CEO of Daqo New Energy, commented, “We are very pleased to report a strong quarter in terms of operational and financial results to bring a successful close of the year 2020. I would like to thank our entire team for their hard work, commitment and dedication in achieving these excellent results. During the quarter we produced 21,008 MT of polysilicon, a record-high in our company’s history. Our production cost was reduced by 2.7% in RMB terms, primarily due to our efforts in additional energy savings, offset by a higher than expected rise in the cost of silicon raw material in the fourth quarter. The increase in our cost in US dollar terms compared to the third quarter was the result of exchange rate fluctuations due to the RMB appreciation. In 2021, we will continue our efforts to reduce cost, as we begin to benefit from our newly implemented digital manufacturing system to maximize our output, optimize our production process and further improve our operational stability and product quality.”

“During the months of November and December 2020, we saw significant pick-up in polysilicon demand from our customers to meet their increasing production needs to serve the growing solar end-market. During the fourth quarter, we sold 23,186 MT of polysilicon, which is the highest quarterly sales volume the company ever achieved. Since the beginning of 2021, we continue to see rising polysilicon market prices, and most recently market poly ASP has reached a range of $15/kg to $16/kg. As our mono-wafer customers continue their capacity expansion plans supported by robust downstream market demand, we believe that the supply of polysilicon will continue to be very tight throughout the year given very limited additional polysilicon supply this year.”

“Regarding the status of the proposed initial public offering of our Xinjiang Daqo subsidiary on China’s STAR market, the stock listing committee of the Shanghai Stock Exchange STAR Market reviewed Xinjiang Daqo’s application in February 2021 and determined that Xinjiang Daqo had already met the offering, listing and disclosure requirements related to its potential STAR Market IPO. As a next step, Xinjiang Daqo will need to go through the registration process with the China Securities Regulatory Commission before its STAR Market IPO can take place. The proceeds of this potential IPO will be used to fund our Phase 4B polysilicon project with an annual capacity of 35,000 MT. We have already started the preparation works for Phase 4B including the design and procurement process. We plan to start the construction in mid-March and expect to complete the project by the end of 2021 and ramp it up to full capacity by the end of Q1 2022.”

“I have been in the solar industry for over a decade, and the prospects for the solar industry have never been brighter. Driven by the dual trends of solar grid parity and the urgent need to address climate change, the industry is on the cusp of undergoing tremendous growth over the next few years without the need for government subsidies. Solar energy is now one of the most competitive form of power generation even compared to fossil fuel, and we are beginning to see real world applications where solar is the optimal choice to meet growing energy needs and to replace legacy carbon-based generation. Major economies around the world have also begun to implement ambitious policies and initiatives to support and mandate the use of renewable energy for power generation. The European Union has announced its Green Deal to fight climate change through progressive policies for a climate-neutral and sustainable EU with the goal of no net emissions of greenhouse gases by 2050 and to de-carbonize the energy sector. Over the next few years, the European Climate Law is expected to turn this political commitment into a legal obligation. In China, President Xi Jinping has announced China will aim to hit peak emissions before 2030 and reach carbon neutrality by 2060 and we expect various government agencies including the NEA and the NDRC to introduce and implement policies to mandate and support the use of renewable energy. For 2021, the NEA has indicated its intention to accelerate the development and deployment of wind and solar energy, with a goal of adding a combined 120GW of wind and solar in 2021. In the U.S., with the Biden administration’s commitment to fight climate change and plan for clean energy revolution with the goal of achieving a 100% clean energy economy and reaching net-zero emissions no later than 2050, we believe favorable policies are forthcoming to support renewable energy’s growth in the U.S.”

“We are standing at the beginning of a new era that will demand more and more clean, renewable and cost effective energy resources among which solar PV is one of the most competitive. We will focus on our core business, continue to expand capacity and further improve quality to better serve the fast growing solar PV market.”

Outlook and guidance

The Company expects to produce approximately 19,500MT to 20,500MT of polysilicon and sell approximately 20,000MT to 21,000MT of polysilicon to external customers during the first quarter of 2021. For the full year of 2021, the Company expects to produce approximately 80,000 to 81,000 MT of polysilicon, inclusive of the impact of the Company’s annual facility maintenance.

This outlook reflects Daqo New Energy’s current and preliminary view as of the date of this press release and may be subject to changes. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Fourth Quarter 2020 Results

Revenues

Revenues were $247.7 million, compared to $125.5 million in the third quarter of 2020 and $118.9 million in the fourth quarter of 2019. The increase in revenues was primarily due to higher polysilicon sales volume and higher ASPs.

Gross profit and margin

Gross profit was $109.5 million, compared to $45.3 million in the third quarter of 2020 and $35.1 million in the fourth quarter of 2019. Gross margin was 44.2%, compared to 36% in the third quarter of 2020 and 29.5% in the fourth quarter of 2019. The increase in gross margin was primarily due to higher ASPs.

Selling, general and administrative expenses

Selling, general and administrative expenses were $11.2 million, compared to $9.2 million in the third quarter of 2020 and $9.0 million in the fourth quarter of 2019. The increase was primarily due to an increase in shipping costs as a result of higher sales volume, as well as an increase in personnel cost. SG&A expenses during the quarter included $4.5 million in non-cash share-based compensation costs related to the Company’s share incentive plan.

Research and development expenses

Research and development (R&D) expenses were $1.5 million, compared to $1.7 million in the third quarter of 2020 and $1.2 million in the fourth quarter of 2019. Research and development expenses can vary from period to period and reflect R&D activities that take place during the quarter.

Income from operations and operating margin

As a result of the foregoing, income from operations was $98.0 million, compared to $33.3 million in the third quarter of 2020 and $30.1 million in the fourth quarter of 2019.

Operating margin was 39.6%, compared to 26.6% in the third quarter of 2020 and 25.3% in the fourth quarter of 2019.

Interest expense

Interest expense was $8.3 million, compared to $5.4 million in the third quarter of 2020 and $3.9 million in the fourth quarter of 2019. The increase was primarily due to an increase in interest expense for discounted bank notes.

EBITDA (non-GAAP)

EBITDA (non-GAAP) was $115.1 million, compared to $51.6 million in the third quarter of 2020 and $45.4 million in the fourth quarter of 2019. EBITDA margin (non-GAAP) was 46.5%, compared to 41.1% in the third quarter of 2020 and 38.2% in the fourth quarter of 2019.

Net income attributable to Daqo New Energy Corp. shareholders and earnings per ADS

As a result of the aforementioned, net income attributable to Daqo New Energy Corp. shareholders was $72.8 million, compared to $20.8 million in the third quarter of 2020 and $20.1 million in the fourth quarter of 2019.

Earnings per basic American Depository Share (ADS) was $1.01, compared to $0.29 in the third quarter of 2020, and $0.29 in the fourth quarter of 2019.

Financial Condition

As of December 31, 2020, the Company had $118.4 million in cash and cash equivalents and restricted cash, compared to $109.8 million as of September 30, 2020 and $115.3 million as of December 31, 2019. As of December 31, 2020, the notes receivable balance was $0.2 million, compared to $1.9 million as of September 30, 2020 and $5.6 million as of December 31, 2019. As of December 31, 2020, total borrowings were $193.7 million, of which $123.2 million were long-term borrowings, compared to total borrowings of $271.0 million, including $140.0 million long-term borrowings, as of September 30, 2020 and total borrowings of $280.1 million, including $151.5 million long-term borrowings, as of December 31, 2019.

Cash Flows

For the twelve months ended December 31, 2020, net cash provided by operating activities was $209.7 million, compared to $181.0 million in the same period of 2019.

For the twelve months ended December 31, 2020, net cash used in investing activities was $118.5 million, compared to $261.8 million in the same period of 2019. The net cash used in investing activities in 2020 and 2019 was primarily related to the capital expenditures on the Company’s Phase 4A polysilicon projects.

For the twelve months ended December 31, 2020, net cash used in financing activities was $95.5 million, compared to net cash provided by financing activities of $102.3 million in the same period of 2019.

Full Year 2020 Results

Revenues

Revenues were $675.6 million, compared to $350.0 million in 2019. The increase was primarily due to higher polysilicon sales volume and partially offset by slightly lower ASPs.

Gross profit and margin

Gross profit was $234.0 million, compared to $80.1 million in 2019. Gross margin was 34.6%, compared to 22.9% in 2019. The increase was primarily due to lower production cost partially offset by slightly lower ASPs.

Selling, general and administrative expenses

Selling, general and administrative expenses were $39.5 million, compared to $32.9 million in 2019. The increase was primarily due to an increase in shipping costs as a result of higher sales volume, as well as an increase in personnel cost.

Research and development expenses

Research and development (R&D) expenses were $6.9 million, compared to $5.3 million in 2019. Research and development expenses can vary from period to period and reflect R&D activities that took place during the period.

Income from operations and operating margin

As a result of the foregoing, income from operations was $187.9 million, compared to $47.5 million in 2019. Operating margin was 27.8%, compared to 13.6% in 2019.

Interest expense

Interest expense was $26.6 million, compared to $10.4 million in 2019. The increase was primarily due to a decrease of capitalized interest expense.

Income tax expense

Income tax expense was $28.2 million, compared to $9.6 million in 2019. The increase was primarily due to higher income before income taxes.

Net income attributable to Daqo New Energy Corp. shareholders and earnings per ADS

Net income attributable to Daqo New Energy Corp. shareholders was $129.2 million, compared to $29.5 million in 2019. Earnings per basic ADS was $1.82, compared to $0.43 in 2019.

Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders was $147.1 million, compared to $47.4 million in 2019. Adjusted earnings per basic ADS (non-GAAP) was $2.07, compared to $0.70 in 2019.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS. Our management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, our management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Our management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given our management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of our management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

The Company uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, our management excludes this item from our internal operating forecasts and models. Our management believes that this adjustment for share-based compensation provides investors with a basis to measure the Company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on March 9, 2021. (9:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the live conference call are as follows:

Participant dial in (toll free):	+1-888-346-8982
Participant international dial in:	+1-412-902-4272
China mainland toll free:	4001-201203
Hong Kong toll free:	800-905945
Hong Kong-local toll:	+852-301-84992

Participants please dial in 10 minutes before the call is scheduled to begin and ask to be joined into the Daqo New Energy Corp. call.

You can also listen to the conference call via Webcast through the URL:

https://services.choruscall.com/links/dq210309.html

A replay of the call will be available 1 hour after the end of the conference through March 16, 2021.

The conference call replay numbers are as follows:

US Toll Free:	+1-877-344-7529
International Toll:	+1-412-317-0088
Canada Toll Free:	855-669-9568
Replay access code:	10152748

To access the replay using an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html
Participants will be required to state their name and company upon entering the call.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company is one of the world’s lowest cost producers of high-purity polysilicon. Daqo’s highly-efficient and technically advanced manufacturing facility in China currently has a nameplate annual polysilicon production capacity of 70,000 metric tons.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter and the full year of 2021 and quotations from management in this announcement, Xinjiang Daqo’s IPO plan as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended			Year Ended Dec 31,
	Dec 31, 2020	Sep 30, 2020	Dec 31, 2019	2020	2019
Revenues	$247,725	$125,529	$118,918	$675,602	$349,991
Cost of revenues	(138,238)	(80,276)	(83,800)	(441,610)	(269,887)
Gross profit	109,487	45,253	35,118	233,992	80,104
Operating expenses
Selling, general and administrative expenses	(11,236)	(9,223)	(8,987)	(39,472)	(32,907)
Research and development expenses	(1,498)	(1,746)	(1,206)	(6,856)	(5,258)
Other operating income	1,226	(954)	5,164	191	5,546
Total operating (expenses) / income	(11,508)	(11,923)	(5,029)	(46,137)	(32,619)
Income from operations	97,979	33,330	30,089	187,855	47,485
Interest expense	(8,254)	(5,438)	(3,936)	(26,632)	(10,397)
Interest income	187	200	208	907	983
Foreign exchange gain / (loss)	-	-	4	0	(185)
Income before income taxes	89,912	28,092	26,365	162,130	37,886
Income tax expense	(13,606)	(6,193)	(5,972)	(28,182)	(9,623)
Net income from continuing operations	76,306	21,899	20,393	133,948	28,263
Net (loss) / income from discontinued operations	-	-	(306)	(141)	1,261
Net income	76,306	21,899	20,087	133,807	29,524
Net (loss) / income attributable to non-controlling interest	3,480	1,142	(1)	4,612	(1)
Net income attributable to Daqo New Energy Corp. shareholders	$72,826	$20,757	$20,088	$129,195	$29,525

Net income	76,306	21,899	20,087	133,807	29,524
Other comprehensive income / (loss):
Foreign currency translation adjustments	31,107	25,937	13,892	48,438	(6,702)
Total other comprehensive income / (loss)	31,107	25,937	13,892	48,438	(6,702)
Comprehensive income / (loss)	107,413	47,836	33,979	182,245	22,822
Comprehensive income attributable to non-controlling interest	5,698	1,163	2	6,845	2
Comprehensive income / (loss) attributable to Daqo New Energy Corp. shareholders	$101,715	$46,673	$33,977	$175,400	$22,820

Earnings / (Loss) per ADS
-Continuing operations	1.01	0.29	0.29	1.82	0.41
-Discontinued operations	0.00	0.00	0.00	0.00	0.02
Basic	1.01	0.29	0.29	1.82	0.43

-Continuing operations	0.96	0.27	0.26	1.72	0.39
-Discontinued operations	0.00	0.00	0.00	0.00	0.02
Diluted	0.96	0.27	0.26	1.72	0.41

Weighted average ADS outstanding
Basic	72,147,808	71,281,184	69,186,250	71,017,403	67,914,211
Diluted	76,065,033	76,626,371	75,927,961	75,003,430	71,466,701

Daqo New Energy Corp.

Unaudited Consolidated Balance Sheets

(US dollars in thousands)

	Dec 31, 2020	Sep 30, 2020	Dec 31, 2019
ASSETS:
Current Assets:
Cash and cash equivalents	76,596	70,150	$51,840
Restricted cash	41,808	39,640	62,609
Accounts receivable, net	-	42	13
Notes receivable	153	1,908	5,644
Prepaid expenses and other current assets	11,477	12,972	15,344
Advances to suppliers	7,949	1,229	1,544
Inventories	42,159	53,640	36,391
Amount due from related parties	129	213	17
Current assets associated with discontinued operation	-	-	926
Total current assets	180,271	179,794	174,328
Property, plant and equipment, net	1,027,086	987,295	995,027
Prepaid land use right	30,829	29,815	29,593
Deferred tax assets	-	1,386	1,352
Investment in affiliate	685	658	642
Operating lease right-of-use assets	119	137	197
Other non-current assets	153	147	-
Non-current asset associated with discontinued operation	-	-	217
TOTAL ASSETS	1,239,143	1,199,232	1,201,356

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	70,431	131,064	128,612
Accounts payable	18,953	19,739	12,713
Notes payable	49,355	62,128	101,171
Advances from customers-short term portion	37,783	17,544	33,028
Payables for purchases of property, plant and equipment	49,555	76,158	112,538
Accrued expenses and other current liabilities	30,148	16,616	12,222
Amount due to related parties	5,150	4,820	38,825
Income tax payable	22,678	7,314	4,789
Lease liabilities - short term portion	82	78	85
Current liabilities associated with discontinued operation	-	-	1,165
Total current liabilities	284,135	335,461	445,148
Long-term borrowings	123,222	139,967	151,518
Advance from customers – long term portion	3,265	1,266	2,154
Amount due to related parties - long term portion	4,238	10,897	7,899
Deferred government subsidies	21,907	21,157	21,034
Deferred Tax Liabilities	3,461	5,647	6,368
Lease liabilities – long term portion	-	-	77
TOTAL LIABILITIES	440,228	514,395	634,198

EQUITY:
Ordinary shares	37	36	35
Treasury stock	(1,749)	(1,749)	(1,749)
Additional paid-in capital	412,450	405,784	387,371
Accumulated gains	330,118	257,292	200,922
Accumulated other comprehensive income/(loss)	26,267	(2,622)	(19,937)
Total Daqo New Energy Corp.’s shareholders’ equity	767,123	658,741	566,642
Non-controlling interest	31,792	26,096	516
Total equity	798,915	684,837	567,158
TOTAL LIABILITIES & EQUITY	1,239,143	1,199,232	1,201,356

Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the year ended December 31,
	2020	2019
Operating Activities:
Net income	$133,807	$29,524
Less: (Loss)/ income from discontinued operations, net of tax	(141)	1,261
Net income from continuing operations	133,948	28,263
Adjustments to reconcile net income to net cash provided by operating activities:	90,269	65,644
Changes in operating assets and liabilities	(14,464)	86,076
Net cash provided by operating activities-continuing operations	209,753	179,983
Net cash (used in)/ provided by operation activities-discontinued operations	(50)	1,010
Net cash provided by operating activities	209,703	180,993

Investing activities:
Net cash used in investing activities-continuing operations	(118,292)	(263,284)
Net cash (used in)/ provided by investing activities-discontinuing operations	(195)	1,457
Net cash used in investing activities	(118,487)	(261,827)

Financing activities:
Net cash (used in)/ provided by financing activities – continuing operations	(95,470)	104,979
Net cash used in financing activities – discontinued operations	-	(2,651)
Net cash (used in)/provided by financing activities	(95,471)	102,328

Non-cash transactions
Effect of exchange rate changes	7,364	(1,320)
Net increase in cash, cash equivalents and restricted cash	3,110	20,174
Cash, cash equivalents and restricted cash at the beginning of the year	115,294	95,120
Cash, cash equivalents and restricted cash at the end of the year	118,404	115,294

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	Dec 31, 2020	Dec 31, 2019
Cash and cash equivalents	76,596	52,685
Restricted cash	41,808	62,609
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	118,404	115,294

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended			Year ended
	Dec. 31, 2020	Sep. 30, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Net income from continuing operations	76,306	21,899	20,393	133,948	28,263
Income tax expense	13,606	6,193	5,972	28,182	9,623
Interest expense	8,254	5,438	3,936	26,632	10,397
Interest income	(187)	(200)	(208)	(907)	(983)
Depreciation & amortization	17,118	18,289	15,281	68,686	48,003
EBITDA (non-GAAP)	115,097	51,619	45,374	256,541	95,303
EBIDTA margin (non-GAAP)	46.5%	41.1%	38.2%	38.0%	27.2%

	Three months Ended			Year ended
	Dec. 31, 2020	Sep. 30, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Net income / (loss) attributable to Daqo New Energy Corp. shareholders	72,826	20,757	20,088	129,195	29,525
Share-based compensation	4,478	4,478	4,461	17,908	17,897
Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders	77,304	25,235	24,549	147,103	47,422
Adjusted earnings per basic ADS (non-GAAP)	$1.07	$0.35	$0.35	$2.07	$0.70
Adjusted earnings per diluted ADS (non-GAAP)	$1.02	$0.33	$0.32	$1.96	$0.66

For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Phone: +86-187-1658-5553

Email: dqir@daqo.com

Christensen

In China
Mr. Rene Vanguestaine
Phone: +86-10- 5900-1548
E-mail: rvanguestaine@christensenir.com

In US
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

For more information, please visit www.dqsolar.com